UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

DELTEK SYSTEMS, INC.
(Name of the Issuer)

Deltek Systems, Inc.
Kenneth E. deLaski
Donald deLaski
Robert E. Gregg
Eric J. Brehm
DF Merger Co., Inc.
(Names of Persons Filing Statement)

Common Stock, $.001 par value
(Title of Class of Securities)

24785A-10-8
(CUSIP Number of Class of Securities)

Kenneth E. deLaski
Chief Executive Officer
13880 Dulles Corner Lane
Herndon, Virginia 20171
(703) 734-8606
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

COPIES TO:
James J. Maiwurm
Squire, Sanders & Dempsey L.L.P.
14th Floor
8000 Towers Crescent Drive
Tysons Corner, VA 22182-2700
(703) 720-7890

This statement is filed in connection with (check the appropriate box):

a	[x]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	[ ]	The filing of a registration statement under the Securities Act of 1933.
c	[ ]	A tender offer.
d	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [  ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [  ]

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$50,075,650	$4,607**

*	The “Transaction Value” amount referred to above is approximately the sum of (i) the product of 6,885,930 outstanding shares of Common Stock (excluding 8,476,332 shares owned by the shareholders who are seeking to acquire Deltek Systems, Inc. and who would contribute their shares to Mergerco immediately prior to the proposed merger, as discussed below) and $7.15, the cash price per share to be paid in the proposed merger, plus (ii) cash consideration of up to $841,251 to be paid in respect of options to purchase up to 243,986 shares of Common Stock that will be vested at the effective time of the proposed merger and may be exercised.
**	In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee is determined by multiplying the Transaction Value by 0.000092.
[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,607
 Form or Registration No.: Preliminary Proxy Statement on Schedule 14A (File No. 000-22001)
Filing Party: Deltek Systems, Inc.
Date Filed: March 15, 2002 and April 23, 2002

INTRODUCTION

     This Amendment No. 4 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this “Statement”) filed on March 15, 2002, as amended by Amendment No. 1 thereto filed on April 23, 2002, as amended by Amendment No. 2 thereto filed on May 1, 2002, and as amended by Amendment No. 3 thereto filed May 14, 2002 by Deltek Systems, Inc., a Virginia corporation (“Deltek”), DF Merger Co., Inc., a Virginia corporation (“Mergerco”), Kenneth E. deLaski, Chief Executive Officer, President and Chairman of the Board of Deltek and President, Director and sole shareholder of Mergerco, Donald deLaski, a director of Deltek and Mergerco, Eric J. Brehm, an executive officer of Deltek, and Robert E. Gregg, a director of Deltek and Mergerco, in connection with a proposed merger of Mergerco with and into Deltek with Deltek as the surviving entity, pursuant to an Agreement and Plan of Merger, dated as of February 13, 2002, by and between Deltek and Mergerco (the “Merger Agreement”), whereby each shareholder (other than the shareholders who are seeking to acquire Deltek and who will contribute their shares to Mergerco immediately prior to the merger) would receive $7.15 cash, without interest, per share of Deltek common stock owned at the time of the merger. The Merger Agreement and the related plan of merger have been approved by a special committee of Deltek’s board of directors and by Deltek’s entire board of directors. Deltek’s shareholders will be asked to vote upon the approval of the Merger Agreement and the related plan of merger at a special meeting of the shareholders of Deltek (the “Special Meeting”) to be held on May 31, 2002. This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 15. ADDITIONAL INFORMATION.

The press release filed as Exhibit (a)(8) to this Statement is hereby incorporated by reference.

ITEM 16. EXHIBITS.

(a)(8)	Press Release of Deltek Systems, Inc. dated as of May 29, 2002 (previously filed as Definitive Additional Materials on Schedule 14A filed with the Securities and Exchange Commission on May 29, 2002).

SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DELTEK SYSTEMS, INC

/s/ Kenneth E. deLaski
Kenneth E. deLaski Chief Executive Officer, President and Chairman of the Board

DF MERGER CO., INC

/s/ Kenneth E. deLaski
Kenneth E. deLaski President

/s/ Kenneth E. deLaski Kenneth E. deLaski

/s/ Donald deLaski Donald deLaski

/s/ Robert E. Gregg Robert E. Gregg

/s/ Eric J. Brehm Eric J. Brehm

Dated: May 29, 2002

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	FILING METHOD

(a)(8)	Press Release of Deltek Systems, Inc. dated as of May 29, 2002	Previously filed as Definitive Additional Materials on Schedule 14A filed with the Securities and Exchange Commission on May 29, 2002.